# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KELLY SERVICES INC, CIK 0000055135
CUSIP: 488152307
Title of class of securities: Class B Common Stock, $1.00 Par value
Address of issuer's principal executive offices: 999 W BIG BEAVER RD, TROY, Michigan (MI), 48084
Date of event which requires filing of this statement: 01/30/2026
Amends the filing with accession number 0001174947-26-000034
Filed by CIK 0001756397
Persons authorized to receive notices and communications: Andrew H. Curoe, Bodman PLC, 6th Floor at Ford Field, 1901 St. Antoine Street, Detroit, Michigan (MI), 48226, 313-259-7777

## Reporting persons
- TERENCE E. ADDERLEY REVOCABLE TRUST K (CIK 0001756397): type of reporting person: other (OO); citizenship or place of organization: Michigan (MI); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Andrew H. Curoe: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 42,825; sole dispositive power 0; shared dispositive power 42,825; aggregate amount beneficially owned 42,825 (1.3% of the class)
- David P. Larsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- William U. Parfet: type of reporting person: other (OO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock, $1.00 Par value
Name of issuer: KELLY SERVICES INC
Address of issuer's principal executive offices: 999 W BIG BEAVER RD, TROY, Michigan (MI), 48084

## Item 2. Identity and Background
Name of person filing:
This statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"):
Terence E. Adderley Revocable Trust K ("Trust K");
Andrew H. Curoe, as co-trustee of Trust K; David P. Larsen, as co-trustee of Trust K; and William U. Parfet, as co-trustee of Trust K (together with Mr. Curoe and Mr. Larsen, the "Trust K Trustees").
Residence or business address:
For Trust K:
Terence E. Adderley Revocable Trust K
c/o Andrew H. Curoe, Trustee
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, MI 48226

For the Trust K Trustees:
c/o Andrew H. Curoe
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, MI 48226
Present principal occupation or employment:
For Trust K: Not applicable.
For Mr. Curoe: Attorney, Bodman PLC, 6th Floor at Ford Field, 1901 St. Antoine Street, Detroit, MI 48226.
For Mr. Larsen: Attorney, Bodman PLC, 6th Floor at Ford Field, 1901 St. Antoine Street, Detroit, MI 48226.
For Mr. Parfet: Chairman and CEO, Northwood Group, LLC, 277 S. Rose Street, Suite 3500, Kalamazoo, MI 49007
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Trust K: Not applicable.
For Mr. Curoe: United States.
For Mr. Larsen: United States.
For Mr. Parfet: United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Trust K was created by Terence E. Adderley during his lifetime as a revocable trust, with Mr. Adderley serving as the trustee of, and retaining the right to revoke, Trust K. During his lifetime, Mr. Adderley funded Trust K, including a gift of 3,139,940 shares of Class B Stock to Trust K. Mr. Adderley died on October 9, 2018, at which time the trust became irrevocable. In accordance with the provisions of Trust K, the Trust K Trustees were appointed as successor trustees of the trust.

Mr. Curoe may be deemed the beneficial owner of an additional 42,825 shares of Class B Stock held by trusts where Mr. Curoe acts as trustee or co-trustee, including ten trusts holding 100 shares of Class B Stock each, and one trust holding 41,825 shares of Class B Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 9, 2026, Trust K entered into a Share Purchase Agreement (the "Purchase Agreement") with Hunt Equity Opportunities, LLC (the "Purchaser"), pursuant to which Trust K agreed to sell to the Purchaser 3,039,940 shares of Class B Stock (representing all of the shares of Class B Stock beneficially owned by Trust K) for an aggregate purchase price of $106,000,000 plus an amount in cash equal to $15,199,700 if at any time within the 48-month period following the closing of the Share Sale, the Issuer's market capitalization is greater than or equal to $1,200,000,000 (the "Share Sale"). The Share Sale closed on January 30, 2026. As a result of the Share Sale, Trust K, and Trustees Mr. Larsen and Mr. Parfet no longer beneficially own any shares of Class B Stock. After completion of the Share Sale, Trustee Mr. Curoe no longer is deemed the beneficial owner of Trust K's shares of Class B Stock, but he may continue to be deemed the beneficial owner of an additional 42,825 shares of Class B Stock held by trusts other than Trust K where Mr. Curoe acts as trustee or co-trustee, including ten trusts holding 100 shares of Class B Stock each, and one trust holding 41,825 shares of Class B Stock.

The foregoing summary of the Purchase Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, which is filed as Exhibit 2 to Amendment No. 3 to Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the shares of Class B Stock beneficially owned by each Reporting Person set forth below and on pages 2-5 hereof are based on 3,295,941 shares of Class B Stock outstanding as of October 27, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
For Trust K:
(a) Amount beneficially owned: 0 Percent of class: 0.0%
(b) Number of shares to which the Reporting Person has:
i. Sole power to vote or direct the vote: 0
ii. Shared power to vote or direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 0

For Mr. Curoe:
(a) Amount beneficially owned: 42,825 Percent of class: 1.3%
(b) Number of shares to which the Reporting Person has:
i. Sole power to vote or direct the vote: 0
ii. Shared power to vote or direct the vote: 42,825
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 42,825

For Mr. Larsen:
(a) Amount beneficially owned: 0 Percent of class: 0.0%
(b) Number of shares to which the Reporting Person has:
i. Sole power to vote or direct the vote: 0
ii. Shared power to vote or direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 0

For Mr. Parfet:
(a) Amount beneficially owned: 0 Percent of class: 0.0%
(b) Number of shares to which the Reporting Person has:
i. Sole power to vote or direct the vote: 0
ii. Shared power to vote or direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or direct the disposition of: 0
Transactions in the class effected during the past sixty days: The information contained above in Item 4 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Following the completion of the Share Sale, the Reporting Persons cease to be the beneficial owners of more than five percent of the Class B Common Stock. The filing of this Amendment No. 4 represents the final amendment to this Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Trust K Trustees must act by majority vote to exercise investment or voting power over the Class B Shares owned by Trust K. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934 (the "Exchange Act"), this filing shall not be deemed an admission that the Trust K Trustees are, for purposes of Section 13(d) of the Exchange Act or otherwise, the beneficial owner of any equity securities reported herein.

The information contained above in Item 4 is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- TERENCE E. ADDERLEY REVOCABLE TRUST K: /s/ Andrew H. Curoe, Andrew H. Curoe/Co-Trustee (01/30/2026)
- Andrew H. Curoe: /s/ Andrew H. Curoe, Andrew H. Curoe, as Co-Trustee of the Terence E. Adderley Revocable Trust K (01/30/2026)
- David P. Larsen: /s/ David P. Larsen, David P. Larsen, as Co-Trustee of the Terence E. Adderley Revocable Trust K (01/30/2026)
- William U. Parfet: /s/ William U. Parfet, William U. Parfet, as Co-Trustee of the Terence E. Adderley Revocable Trust K (01/30/2026)